FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	Corporate governance report submitted to the Tokyo Stock Exchange on June 2, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: July 28, 2006

The following describes the Company’s basic approach to internal control systems and the development of such systems (Section IV) regarding the corporate governance report submitted to the Tokyo Stock Exchange on June 2, 2006, pursuant to requirement of the Tokyo Stock Exchange.

June 2, 2006

Company Name: Matsushita Electric Industrial Co., Ltd.

IV. Basic Approach to Internal Control Systems and Their Development

The Company determined its basic approach to the development of internal control systems at the meeting of the Board of Directors held in May 2006.

1.	Basic approach to the development of internal control systems

(1)	System for ensuring legitimacy of the performance of duties by Directors

The Company shall ensure legitimacy of the performance of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing awareness about compliance.

(2)	System for retention and management of information on the performance of duties by Directors

The Company shall retain and manage information on the performance of duties by Directors, in accordance with laws and ordinances and the internal regulations of the Company.

(3)	Regulations and other systems for risk management

The Company shall establish regulations for risk management, collect and assess information on risks in an integrated and comprehensive fashion in order to identify material risks, take countermeasures that match the materiality of each risk and seek continuous improvements through monitoring the progress of such countermeasures.

(4)	System for ensuring efficiency of the performance of duties by Directors

The Company shall ensure efficiency of the performance of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

(5)	System for ensuring legitimacy of the performance of duties by employees

The Company shall seek to increase awareness of compliance by employees by clarifying the Company’s approach to compliance. The Company shall also ensure legitimacy of the performance of duties by employees by developing effective monitoring systems.

(6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independency of such employees from Directors

The Company shall establish an organization independent from Directors and maintain a staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

(7)	System for making reports to Corporate Auditors

The Company shall ensure opportunities and a system by which Directors and employees, etc. can make reports to Corporate Auditors.

(8)	System for ensuring efficient execution of audits by Corporate Auditors

The Company shall develop a system in which effective audits may be executed in accordance with the Audit Plan established by Corporate Auditors each year.

(9)	System for ensuring adequacy of business at Matsushita’s group companies

The Company shall ensure that group companies follow the management policy and management philosophy of the Company and the basic approach in (1) through (8) above in order to ensure adequate execution of businesses for the Matsushita Group as a whole, while at the same time respecting the group companies’ autonomous management.

2.	Status of development

(1)	System for ensuring legitimacy of the performance of duties by Directors

The Company established internal regulations such as the Code of Conduct of the Matsushita Group, which specifically provide guidelines for the performance of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. The Company also delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. The Company also realigned the role and structure of the Board of Directors to concentrate on corporate strategies and the supervision of business domain companies, and under such system the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. The Company also has a Management Committee and a non-statutory full-time Senior Auditor at each internal divisional company which respectively correspond to the Board of Directors and the Corporate Auditors at the Company.

(2)	System for retention and management of information on the performance of duties by Directors

The minutes of meetings of the Board of Directors are recorded for each meeting of the Board of Directors and retained permanently by the responsible department. The records of final decisions by the President are also retained permanently by the department in charge.

(3)	Regulations and other systems for risk management

The Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures that match the materiality of each risk.

(4)	System for ensuring efficiency of the performance of duties by Directors

The Company expedites decision-making through the Group Management Committee, which is a subordinate organization to the Board of Directors, the operation of the Approval Procedures of Material Matters, clear separation of roles for Directors and Executive Officers as well as bold transfer of authority to each business domain company. Also, the Company established the Mid-term Plan, the Business Plan and other measures, and planned and implemented the measures by confirming and examining the status of achievement at the time of settlement of monthly accounts.

(5)	System for ensuring legitimacy of the performance of duties by employees

The Company makes efforts to detect fraudulent acts at an early stage through performing the Audit on Operation and the Internal Control Audit, operating the Global Corporate Business Ethics Hotline and other measures, as well as establishing internal rules such as the Code of Conduct of the Matsushita Group and various activities including the operations of the Corporate Compliance Committee.

(6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independency of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from other executive departments.

(7)	System for making reports to Corporate Auditors

Directors and employees, etc. make reports on business operations and problems to Corporate Auditors at regular meetings held by Corporate Auditors and also have opportunities to make reports to Corporate Auditors by requesting Corporate Auditors to attend meetings of Directors and employees, etc. as appropriate. The Company also established a system by which employees, etc. can report directly to the Board of Corporate Auditors about concerns in regards to accounting or auditing irregularities.

(8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has a non-statutory full-time Senior Auditor at each business domain company who assist Corporate Auditors in auditing compliance status. The Company also established and operates the Matsushita Group Auditor Meetings chaired by the Company’s Senior Corporate Auditor in order to enhance collaboration between the Company’s Corporate Auditors and the non-statutory full-time Senior Auditors of internal divisional companies, and the Corporate Auditors of the Company’s subsidiaries. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the Internal Auditing Group’s reports to Corporate Auditors at appropriate times.

(9)	System for ensuring adequacy for businesses of the Company’s group

The Company exercises the rights of shareholders of the group companies and dispatches Directors and Corporate Auditors to the group companies. The Company also established the Approval Procedures of Final Decisions of Material Matters, and established the function-related regulations across the group. Moreover, the Company conducts the regular Audit on Operation and Internal Control Audit by the Internal Auditing Group, shares business goals through announcement of the management policy and sends appropriate information by internal notices.

(Note) “Group companies” means subsidiaries under the Company Law.